Exhibit 12.1

	FISCAL YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003
Fixed Charges :
Interest on debt and capitalized leases	$5,852	$9,873	$7,926	$6,706	$18,568
Amortization of debt discount and expense	414	572	1,159	1,945	3,765
Interest element of rentals *	3,698	3,572	3,698	3,484	4,255
Investee’s fixed charges	—	241	487	—	—

Total Fixed Charges	$9,964	$14,258	$13,270	$12,135	$26,588

Earnings :
Net income (loss)	$50,915	$68,018	$15,301	$(93,902)	$40,683
Add back:
Loss (Income) from discontinued operations	(12,169)	(6,413)	(4,712)	117,875	—
Income tax provision	28,404	43,522	6,770	13,613	26,131
Loss on equity method investment	—	3,329	5,741	—	—
Fixed charges less interest capitalized	9,944	14,244	13,065	12,135	26,588

Total Earnings	$77,094	$122,700	$36,165	$49,721	$93,402

Ratio of Earnings to Fixed Charges	7.7	8.6	2.7	4.1	3.5

*	We determined the interest component of rent expense to be 10%.